UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Contents

On March 14, 2019, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that it informed the Irish Stock Exchange that it has issued a notice of partial redemption with respect to CEMEX’s 4.375% Senior Secured Notes due 2023 (the “Notes”). The aggregate principal amount of the Notes to be partially redeemed is EUR 400,000,000 of the EUR 550,000,000 aggregate principal amount of Notes outstanding as of the date of this report. The Notes will be redeemed on a pro rata basis and will trade on a pool factor basis following the redemption. The Notes will be partially redeemed in full on April 15, 2019. After giving effect to this partial redemption, the aggregate principal amount of Notes to remain outstanding should be EUR 150,000,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V. (Registrant)

Date: March 14, 2019	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller